NEWS RELEASE 06-25	August 3, 2006

FRONTEER SEES NEW URANIUM DEPOSIT TAKE SHAPE AT AURORA’S JACQUES LAKE, LABRADOR

Fronteer Development Group Inc. (“Fronteer”)(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. (“Aurora”) (AXU – TSX) in which Fronteer holds a 49.3% interest, has a new near-surface uranium deposit taking shape at Jacques Lake, located 25 kilometres north east of Michelin. The Jacques Lake target is 5000 metres long. To date, uranium mineralization has been intersected in two parallel zones over a strike length of 350 metres.

“These results confirm the potential for multiple new uranium deposits in the district,” says Dr. Mark O’Dea, President and CEO of Aurora. “We are eager to receive the next set of assays from new drilling along strike, which will further establish the size of this deposit.”

Results from the first seven holes at Jacques Lake in 2006 are as follows:

  JL-06-09 intersected 0.12% U3O8 over 10.0 metres (2.64 pounds/tonne over 33 feet)
  including 0.35% U3O8 over 2.1 metres and a separate interval of 0.10% U3O8 over 2.0 metres.

  JL-06-10 intersected 0.11% U3O8 over 10.0 metres (2.42 pounds/tonne over 33 feet)
  including 0.23% U3O8 over 2.0 metres

  JL-06-08 intersected 0.12% U3O8 over 3.0 metres (2.64 pounds/tonne over 10 feet)
  including 0.35% U3O8 over 1.0 metre

  JL-06-13 intersected 0.12% U3O8 over 2.0 metres (2.64 pounds/tonne over 7 feet)
  and 0.11% U3O8 over 2.1 metres

  JL-04-14 intersected 0.08% U3O8 over 11.9 metres (1.76 pounds/tonne over 39 feet)
  including 0.11% U3O8 over 3.0 metres and also including 0.10% U3O8 over 2.0 metres

The 2006 campaign at Jacques Lake is building on the exploration success of last year, confirming that uranium mineralization extends at depth, along strike, and is improving in thickness and grade. For an updated plan map of drilling at Jacques Lake please use the following link:

http://www.aurora-energy.ca/i/misc/AN06-10Jacques.jpg

For comparison purposes, four widely spaced holes intersected near surface uranium mineralization last year. These results included:

  JL-05- 05 intersected 0.10% U3O8 over 9.2 metres including 0.20% over 2.1 metres
  JL-05- 01 intersected 0.10% U3O8 over 5.0 metres and 0.10% U3O8 over 1.0 metres
  JL-05-03 intersected 0.10% U3O8 over 4.0 metres
  JL-05-02 intersected 0.10% U3O8 over 3.0 metres including 0.21% U3O8 over 1.0 metres

The orientation of mineralized zones is sub-vertical and stated widths are approximately 90% of true widths.

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. Over the next 12 months, Fronteer will have the benefit of approximately US$27 million in exploration expenditure on seven projects, in three countries. Fronteer also has a 49.3% interest in Aurora Energy Resources (AXU-TSX), which has a current market capitalization of approximately US$255 million. Fronteer has approximately US$48 million in the treasury.

For further information on Fronteer please contact:

Dr. Mark O'Dea, President & CEO
Dr. Rick Valenta, VP Exploration & COO
Mr. Robert Simpson, Manager Corporate Communications
(PH) 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Dr. Rick Valenta, Ph.D., P. Geo., VP Exploration and COO for Fronteer Development Group Inc. (“Fronteer”) is the designated Qualified Person for Fronteer. Drill core was prepared and analyzed for Aurora Energy Resources Inc. in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.
Except for the statements of historical fact contained herein, certain information presented constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to the price of uranium; the timing and amount of estimated future resources and resource conversion rates; the timing and level of exploration activities, including drilling activities; and the potential for further equity dilution involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, economic and political stability in Canada, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled “Risk Factors” in Fronteer’s recent Form 20-F and Annual Information Form on file with the United Sates Securities and Exchange Commission in Washington, D.C. and the Canadian Securities Commissions. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factor that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.